F O R M 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549											OMB Approval
OMB Number 3235-0287
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Expires: December 31, 2001 Estimated average burden hours per response 0.5
(Print or Type Responses)
Name and Address of Reporting Person* Teran Alan			Issuer Name and Ticker or Trading Symbol Good Times Restaurants Inc. GTIM							6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
										X		Director	10% Owner
(Last) (First) (Middle)			I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)				Statement for Month/Year 10/02					Officer (give title below)	Other (specify below)
601 Corporate Circle

(Street							If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line)
Golden CO 80401
											X	Form filed by One Reporting Person
Form filed by More than One Reporting Person

(City) (State) (Zip)			Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)			2. Transaction Date (Month/ Day/Year)		3. Transaction Code (Instr. 8)			4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
					Code	V		Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v). SEC 1474 (3-99)

1. Title of Derivative Security (Instr. 4)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Non-Statutory Stock Option (right to buy)	$2.70	10/01/02	A	V	2,000		10/01/02	10/01/07	Common Stock	2,000		16,000	D

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.							/s/ Alan Teran						11-27-02

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

							**Signature of Reporting Person						Date